AutoImmune Inc.

119 Madia Street

Pasadena, CA 91103

April 9, 2010

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Re:	AutoImmune Inc. Preliminary Proxy Statement on Schedule 14A Filed March 19, 2010 File No. 000-20948

Dear Mr. Riedler:

We are in receipt of the Staff’s comment letter, dated as of March 26, 2010, pursuant to which the Staff comments on the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by AutoImmune Inc., a Delaware corporation (the “Company”). Our responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the comment letter.

1.	Per Item 14(b)(8) and (c) of Schedule 14A, as well as Instruction 4 to Item 14, it appears that financial statements as of December 31, 2009 and related financial information are required. Please revise your filing to include this information or tell us why it is not required.

Response:

The Company notes that the Staff’s comment above refers to the inclusion of financial statements as of December 31, 2009 and related financial information required by Item 14(b)(8) and (c) of Schedule 14A, as well as Instruction 4 to Item 14.

Item 14(b)(8) of Schedule 14A requires the Company to include the selected financial data required by Item 301 of Regulation S-K. Subsection (c) of Item 301 provides that a smaller reporting company is not required to provide the information required by Item 301. The Company has excluded selected financial data from the proxy statement on this basis.

Item 14(c) of Schedule 14A requires the inclusion of certain information regarding the Company specified in Part C of Form S-4 (assuming that the Company is considered to be an “Acquired Company” in connection with the Company’s solicitation of shareholder approval of a Plan of Complete Liquidation and Dissolution). The Company has excluded this information on the basis of Instruction 2(b)(ii) to Item 14 of Schedule 14A, which provides that the information in paragraph (c)(2) of Item 14A for the target company need not be provided if only security holders of the target company are voting. The Company notes the Staff’s reference to Instruction 4 to Item 14 of Schedule 14A. However, as discussed above, the Company has not relied on Instruction 4 as the basis for excluding the information required by Item 14(c).

Notwithstanding the foregoing, in lieu of the disclosure currently contained in the Preliminary Proxy Statement under the heading “Incorporation by Reference,” the Company will include as an attachment to its Proxy Statement the Company’s audited financial statements for each of the two most recent fiscal years (i.e., the fiscal years ended December 31, 2008 and 2009). The Company believes that the other information required by Item 14(c) is not material and is not meaningful for the Company’s investors to exercise informed judgment in regard to the matter to be acted upon.

As described further in the Preliminary Proxy Statement, the Company’s Board of Directors has already determined that it is in the best interests of the Company and its stockholders to cease business operations and to liquidate and dissolve the Company. Furthermore, the Company notes that effective upon the filing of a Form 15 with the Commission on March 29, 2010 the Company’s periodic reporting obligations under the Securities Exchange Act of 1934, as amended, were suspended. As a result, the Company is not required to prepare and file with the Commission an Annual Report on Form 10-K for the fiscal year ended December 31, 2009. In view of the Company’s decision to cease business operations, the Company does not believe that the additional information required by Item 14(c) is material to an informed voting decision, particularly in view of the fact that the Company is no longer required to prepare and file such information in periodic reports.

In connection with our response, we acknowledge that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (626) 792-1235 if we can be of any further assistance. We thank you in advance for your customary courtesy.

Very truly yours, AUTOIMMUNE INC.

/s/ Robert C. Bishop, Ph.D.
Robert C. Bishop, Ph.D. Chairman and Chief Executive Officer